UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04005245

March 1, 2004

Thomas D. Carney
Vice President and General Counsel
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Borders Group, Inc.
Incoming letter dated February 5, 2004

Dear Mr. Carney:

This is in response to your letter dated February 5, 2004 concerning the shareholder proposal submitted to Borders by John Chevedden. We also have received a letter from the proponent dated February 14, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 10 2004
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

940510

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

February 14, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2004 FEB 17 PM 4:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Rebuttal to No Action Request
Borders Group, Inc. (BGP)
Poison Pill Proposal

Ladies and Gentlemen:

This is in rebuttal to the company no action request.

Untimely company no action request
This proposal was originally submitted to the company on October 3, 2003 – more than 2-months prior to the December 19, 2003 deadline. A revision, resembling the original proposal, was submitted on December 11, 2003.

The company submitted a 2-page no action request with absolutely no exhibits! This is a key point because an initial and a revised version of the proposal were timely submitted to the company.

The company is required to forward complete copies to the proponent. The company has failed to do so.

The new company policy was delivered to the proponent one-day before the no action request, February 4, 2004 and February 5, 2005 respectively. The 2-page no action request was sent without any advance notice and with the element of surprise.

The text of the submitted proposal states:
RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The company policy states:
If Boarders Group, Inc. ever were to adopt a rights plan [poison pill], the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reason, a committee consisting solely of independent directors determines that it

would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval.

If a rights plan is adopted without prior shareholder approval, the plan must either be ratified by shareholders or must expire, without being renewed or replaced, within one year.

The following provisions are thus not implemented in the company policy:

1. A vote is not needed to adopt a pill ("unless, due to …").
2. Since no vote is required to adopt a pill then the first "shareholder vote as a separate ballot item" is not implemented.
3. No vote whatsoever is needed for a pill with an artificial 364-day term ("within one year").

a. There is no logical reason for a pill to have a one-year time-out on a vote when the pill can be adopted at any time during the year.

b. If the pill "expires" after 364-days a new pill can be adopted.

c. This expire-and-adopt-again cycle can be repeated year after year.

4. No shareholder vote *ever* applies to repealing the entire policy.

a. The entire policy can be repealed secretly.

5. Since no vote is required to repeal the entire policy then the second "as a separate ballot item" is not implemented.
6. Since no vote is required to repeal the entire policy then "the earliest possible shareholder election" is not implemented.

An annotated version of the company policy could read:

If Boarders Group, Inc. ever were to adopt a rights plan [poison pill], the Board expresses a preference to seek prior shareholder approval of the plan unless, due to timing constraints or other reason, a committee consisting solely of independent directors, without any specific guidelines provided by this policy, determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval.

If a poison pill is adopted without prior shareholder approval, the plan will have a term of up to one-year. The pill may have a longer term if it is ratified by shareholders.

A Preference Implements a Commitment?

The first part of the proposal expresses a preference. "Would" expresses a wish-for or a preference. "Would" does not express a commitment. The proposal does not request that the board express a preference.

It is not clear whether the initial preference part of the proposal would be superceded by the second part of the proposal.

Hence the company could inscrutably claims that a company preference policy implements a specific commitment proposal.

Company policy for an artificial one-year time-out vote exclusion is not part of the shareholder proposal

The company inscrutably claims that a policy that mandates an artificial time-out period to exclude a shareholder vote purportedly implements a policy calling for a shareholder vote on an issue where time is of the essence. The Richard, Layton & Finger January 30, 2004 Opinion on poison pills states that "time is of the essence."

There is no logical reason for a pill to have a one-year time-out or delay on a vote when the board can adopt a pill at any time during the year.

A non-sustaining policy cannot implement a sustaining shareholder proposal
The company policy completely fails to address a sustaining part of the proposal: "Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election." Without this key part the shareholder proposal is subject to manipulation at the expense of shareholders. The company policy can be removed secretly at any time and removed without a shareholder vote at any time. Any time the board feels uncomfortable without a poison pill, the Board can simply repeal the "Board Policy" without notice.

The company gives no precedent for a continuing and sustaining proposal to be replaced by a non-sustaining policy that can be secretly repealed.

Non-Functional Company Policy due to Lack of Transparency
The company inscrutably claims that a shareholder proposal which calls for the transparency of a vote can be substantially implemented by a furtive policy that lacks transparency:
1. No announcement of adoption.
2. No notice if repealed.

The company does not claim that the shareholder proposal is non-functional. If the shareholder proposal was non-functional this may be the only way to determine it to be implemented by a non-functional company policy. Yet the company inscrutably claims that a company non-functional stealth policy implements a functional proposal.

Company policy is vague
The company policy does not define what would constitute shareholder approval. The company does not clarify whether it would be approval of all shareholders, shareholders who cast ballots or another criteria.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden
Shareholder

cc:
Gregory Josefowicz

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Gregory Josefowicz
Chairman
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108
Phone: (734) 477-1100
Fax: (734) 477-4538

Dear Mr. Josefowicz,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

Oct. 3, 2003
December 11, 2003

cc: Thomas Carney
FX: 734/477-1370
PH: 743/477-1100

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	68%

I believe this result is more significant because of our directors' objection. The 32%, which voted with our directors objection, equals only 26% of our stock outstanding.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast (both points apply to Borders). Institutional investors in general owned 95% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors Corporate Governance Policies updated September 4, 2003
Please advise within 14 days if the company requests help to locate these or other references.

Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108

t: 734-477-1977
f: 734-477-1370
www.tcarney@bordersgroupinc.com

RECEIVED
2004 FEB -5 PM 3:27

BORDERS
GROUP

February 5, 2004

Via Federal Express
Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Borders Group, Inc. by John Chevedden

Ladies and Gentlemen:

Borders Group, Inc. (the "Company") has received a shareholder proposal from Mr. John Chevedden for consideration at the Company's 2004 Annual Meeting of Shareholders, which is scheduled to be held on May 20, 2004. For the reason set forth below, the Company intends to omit Mr. Chevedden's proposal (the "Proposal") from the proxy statement and form of proxy for the 2004 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, enclosed are: (i) the original and five copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and (ii) six copies of the Proposal. A copy of this letter is also being sent to Mr. Chevedden to notify him that the Company intends to omit the Proposal from the Company's proxy statement for its 2004 annual meeting.

The Company intends to omit the Proposal for the following reason:

The Proposal requests that the Board submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. The Company does not have poison pill and, on February 4, 2004, the Board of Directors of the Company adopted the following Policy Statement on Poison Pills (the "Policy"):

> "Borders Group, Inc. does not have a "poison pill" or shareholder rights plan and the Board considers it unlikely that such a plan would be considered in the future.
>
> If Borders Group, Inc. ever were to adopt a rights plan, the Board would seek prior shareholder approval of the plan unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareholders to adopt a plan before obtaining shareholder approval.

> If a rights plan is adopted without prior shareholder approval, the plan must either be ratified by shareholders or must expire, without being renewed or replaced, within one year.'

The Company believes that the Board's adoption of the Policy on February 4, 2004 substantially implemented the Proposal within the meaning of Rule 14a-8(i). While there is a slight difference between the Proposal and the Policy on the timing of the submission to shareholders of any plan that may be adopted, that difference is not substantial. Furthermore, under the Policy, the adoption of any plan without shareholder approval would require the vote of a committee consisting solely of independent directors, and the plan would expire after one year if shareholders do not ratify it. In essence, we believe that the Policy provides stronger shareholder rights in connection with any poison pill than does the Proposal, and thus the adoption of the Policy has substantially implemented the Proposal within the meaning of Rule 14a-8(i).

The Company requests the staff waive the requirement of Rule 14a-8(j) that the Company's submission to the Commission be not later than 80 days before the Company files with the Commission its definitive proxy statement and form of proxy. The Board adopted the Policy on February 4, 2004 and we promptly submitted this letter to the Commission. We believe that these circumstances constitute good cause for missing the deadline and, therefore, respectfully request that the staff waive the 80-day requirement under Rule 14a-8(j).

On the basis of the foregoing, it is the Company's position that the Proposal may be omitted from the Company's proxy materials for the 2004 annual meeting pursuant to Rule 14a-8(i). Borders Group, Inc. respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Company's proxy statement relating to its 2004 annual meeting.

The Company has provided a copy of the Policy to Mr. Chevedden and has requested that he withdraw the Proposal. We will notify the Commission promptly if he withdraws the Proposal.

The Company intends to release definitive copies of its proxy materials to its shareholders on or about April 14, 2004. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions concerning this matter, please contact the undersigned at 734-477-1977 or via email at tcarney@bordersgroupinc.com.

Sincerely,

Thomas D. Carney
Vice President and General Counsel

TDC:kk
Enclosures

cc: John Chevedden

J:\BGI\TDC\PROXY\PROXY_04\SEC_ShareProp.doc

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310/371-7872

Mr. Gregory Josefowicz
Chairman
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, MI 48108
Phone: (734) 477-1100
Fax: (734) 477-4538

Dear Mr. Josefowicz,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. I intend to hold my stock until after the annual shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

Oct. 3, 2003
December 11, 2003

cc: Thomas Carney
FX: 734/477-1370
PH: 743/477-1100

3 – Shareholder Input on Poison Pills

RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item on the next shareholder ballot. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic:

Year	Yes Vote (based on yes and no votes cast)
2003	68%

I believe this result is more significant because of our directors' objection. The 32%, which voted with our directors objection, equals only 26% of our stock outstanding.

The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast (both points apply to Borders). Institutional investors in general owned 95% of our stock in 2003.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder input if our Directors seriously believe they have a good reason.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with no shareholder vote, is not a substitute for this proposal.

Director Confidence in their Oversight

I believe that a Board of Directors, which supports this proposal topic, is sending a powerful signal of confidence in its own oversight skill and strategy.

Shareholder Input on Poison Pills
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors Corporate Governance Policies updated September 4, 2003
Please advise within 14 days if the company requests help to locate these or other references.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Borders Group, Inc.
Incoming letter dated February 5, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote and further requests that once adopted, dilution or removal of this proposal be submitted to a shareholder vote, at the earliest possible shareholder election. The supporting statement of the proposal clarifies that directors have the "flexibility to ignore" shareholder input.

There appears to be some basis for your view that Borders may exclude the proposal under rule 14a-8(i)(10). We note Borders' representation that it has adopted a policy that requires a shareholder approval in adopting any poison pills. Accordingly, we will not recommend enforcement action to the Commission if Borders omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Borders did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Grace K. Lee
Special Counsel